FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
 1. Name and Address of Reporting Person*

  __________________________________
  (Last)                   (First)                 (Middle)

    Carr                   Samuel                     H
    ________________________________
                              (Street)

     4455 E. Camelback Rd. Suite E-160
  ________             _________            ____
    (City)                 (State)                 (Zip)
Phoenix AZ 85018	2. Date of Event Requiring Statement (Month/Day/Year) 12/01/00	4. Issuer Name and Ticker or Trading Symbol National Scientific Corporation - NSCT
		5. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [ ] 10% Owner [X] Officer (give title [ ] Other (specify below) below) Sr. VP. Chief Financial Officer	6. If Amendment, Date of Original (Month/Day/Year)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 86-0837077		7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form Filed by One Reporting Person [ ] Form Filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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(OVER)
SEC 1473 (7-97)

FORM 3 (continued)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Date/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
NSCT Stock Options	12/1/2000	12/01/2010	NSCT Common Stock	100,000	$.46	D
NSCT Stock Options	12/1/2000	12/01/2010	NSCT Common Stock	50,000	$1.84	D
NSCT Stock Options	12/1/2000	12/01/2010	NSCT Common Stock	450,000	$1.84	D

/s/ Samuel H. Carr	12/8/2000

**Signature of Reporting Person	Date

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See
           Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC 1473(7-97)